CMX GOLD & SILVER CORP.

P.O. Box 74113

148 – 555 Strathcona Blvd. SW

Calgary, Alberta

Canada T3H 3B6

Telephone: (403) 457.2697

January 22, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Attention: John Reynolds

      Assistant Director

      Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

Re: CMX Gold & Silver Corp.

      Offering Statement on Form 1-A

      Filed October 23, 2015

      File No. 024-10490

Further to your comment letter dated January 21, 2016, we submit this letter in response to the matters addressed therein. For ease of reference, we have incorporated your comment in this response and provide our response thereto. Concurrent herewith, we have filed on EDGAR an updated Form 1-A Exhibit.

Plan III - Exhibits

1.  Please amend your Form 1-A to provide an updated consent from your auditors.

Response:

We have filed an updated consent from our auditors dated January 22, 2016. The updated consent has been filed on EDGAR under our Form 1-A Part III – Exhibits.

Rule 3a4-1 Safe Harbor Exemption:

We confirm that we are relying on the issuer exemption from registration under Rule 3a4-1 for persons associated with CMX involved in the distribution of securities pursuant to our Form 1-A Offering Statement.

Please advise if we are now in a position to request your office to qualify the Form 1-A Offering Statement.

Sincerely,

CMX GOLD & SILVER CORP.

“Jan M. Alston”

President & CEO